Exhibit 99.1

51-102F3
Material Change Report [F]

Item 1 Name and Address of Company

Nicola Mining Inc. (the “Company”)
Suite 1212 – 1030 West Georgia Street
Vancouver, BC V6E 2Y3

Item 2 Date of Material Change

January 29, 2026

Item 3 News Release

The news release dated January 29, 2026 was issued by Market News and Stockwatch on January 29, 2026 and the news release dated January 30, 2026 was issued by Market News and Stockwatch on January 30, 2026.

Item 4 Summary of Material Change

On January 29, 2026, the Company announced that, further to its News Releases of January 13, 2026 and January 22, 2026, it has completed its non-brokered private placement (the “Offering”), whereby it issued 5,512,001 units (each, a “Unit”) at a price of $0.90 per Unit for gross proceeds of $4,960,800. The Offering was oversold by $60,800.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company completed the Offering on January 29, 2026 and issued 5,512,001 Units for gross proceeds of $4,960,800. Each Unit consists of one common share of the Company (each, a “Share”) and one transferable common share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one Share at a price of $1.10 per Share for a period of three years following the closing of the Offering, provided that the expiry of the Warrants can be accelerated if the closing price of the Company’s common shares on the TSX Venture Exchange is $1.70 or greater for a minimum of ten consecutive trading days, and a notice of acceleration is provided in accordance with the terms of the Warrants.

All securities issued in connection with the Offering are subject to a statutory holding period expiring four months and one day after closing of the Offering.

William Cawker, the Corporate Secretary of the Company, subscribed for 50,000 Units under the Offering, which is a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to Mr. Cawker is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares to be issued to Mr. Cawker does not exceed 25% of the Company’s market capitalization.

The aggregate gross proceeds from the Offering will be used for improvement of the Merritt mill, general operations and corporate working capital.

Such use of proceeds may include, but is not limited to, the purchase and installation of milling equipment to expand processing capacity to approximately 500 tonnes per day, the addition of a secondary ball mill, supplementary cleaner flotation cells, and associated pumping infrastructure. Any remaining equipment requirements may be met through the refurbishment and recommissioning of existing plant and machinery. In addition, spare bowl and mantle assemblies may be procured to support routine crusher maintenance and ensure ongoing operational reliability.

The Company paid cash finder’s fees of $126,587.92 to certain eligible finders in connection with the Offering.

None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

As at January 29, 2026, the Company had 7,687,001 warrants outstanding which updates the disclosure in the Company’s Short Form Base Shelf Prospectus.

MI 61-101 Requirements

William Cawker, the Corporate Secretary of the Company, was issued 50,000 Units in consideration for $45,000. As such, a portion of the Offering is a “related-party transaction” as such term is defined in MI 61-101.

The following supplementary information is provided in accordance with Section 5.2 of MI 61-101.

(a)	a description of the transaction and its material terms:

See Item 4 above for a description of the Offering.

(b)	the purpose and business reasons for the transaction:

The purpose of the Offering is for improvement of the Merritt mill, general operations, and corporate working capital.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

The Company does not anticipate any material effect on the Company’s business and affairs.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

William Cawker was issued 50,000 Units in consideration for $45,000.

(ii)	the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Offering on the percentage of securities of the Company beneficially owned or controlled by William Cawker:

Name and Position	Dollar Amount of Shares	Number of Securities	No. of Securities Held prior to the Issuance	Percentage of Issued and Outstanding Securities prior to the Issuance	No. of Securities Held After the Issuance	Percentage of Issued and Outstanding Securities After the Issuance
William Cawker Corporate Secretary	$45,000	50,000 Units	Undiluted: 0 Diluted: 0	Undiluted: 0% Diluted: 0%	Undiluted: 50,000 Diluted: 100,000(1)	Undiluted: *% Diluted: *%

(1)	Comprised of: (a) 50,000 Shares; and (b) 50,000 Warrants, each of which is exercisable into one Share at a price of $1.10 per Share until January 29, 2028, all of which may be exercised or converted within the next 60 days.

(2)	Less than 1%.

(e)	unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The board of directors approved the Offering. A special committee was not established in connection with the approval of the Offering, and no materially contrary view or abstention was expressed or made by any director.

(f)	a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)	the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into subscription agreement dated January 29, 2026 with William Cawker, the Corporate Secretary of the Company, whereby William Cawker was issued 50,000 Units for gross proceeds of $45,000.

(i)	disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The Offering is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in Section 5.7(1)(a) of MI 61-101 in that the fair market value of the consideration of the Shares issued to each related party did not exceed 25% of the Company’s market capitalization.

As this material change report is being filed less than 21 days before the closing of the Offering, there is a requirement under MI 61-101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to close the Offering on an expedited basis for sound business reasons.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Peter Espig, President and Chief Executive Officer, 778.385.1213

Item 9 Date of Report

February 4, 2026

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